United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Matching Manual | 2021 Cycle Human Resources Matching Program 2021 Cycle Rewarding Performance Long Term Sustainable Human Resources FEBRUARY, 2021. 1 Important notice: The concession of the Program and the definition of all its conditions are a prerogative of the company. The participation is completely optional and voluntary to employees (the enrollment for Vale’s CEO and Executive Directors is mandatory, according to the Net AIP received, such as their participation during the three-year cycle), once all of the eligibility criteria are met and all conditions for participation are formally accepted by the employee. The purchase of shares is characterized as a risky investment, since it represents the investment of funds in variable income (i.e. traded shares on the stock exchange). By choosing to participate in the program, the employee recognizes and understands the risks posed, such as: capital market volatility, share liquidity and oscillation of their value in the stock exchange. The combination of these risks may bring earnings or losses to any employee who participates in the Program. Both the purchase and the sale of the Vale S.A. shares, as well as the profits (dividends, interests, etc.) earned by each employee between the purchase and the sale, may be subject to taxes, especially with regards to personal income taxes - in cases of positive results from the sale of the shares. The tax regulations are dynamic and therefore subject to change and interpretation. The Human Resources team will be responsible for providing generic and relevant information regarding the Program, and participants are responsible for evaluating their personal finances and consulting with their accountants/financial advisors to ensure they are aware of all of the financial implications linked to participating in this Program. Note that Matching Program participants should be aware of legal requirements, as well as Vale’s Code of Conduct and Disclosure of Material Acts or Facts and Securities Trading Policies.

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Table of Contents

1. General Concepts 3
1.1. About Matching Program 3
1.2. Conditions for Eligibility 3
1.3. Fundamental Characteristics 3
2. Executives Placement in the Groups 4
3. How to Join the Program 5
3.1. Program Enrollment 5
3.2. Registration Process in the Plan Administrators 6
3.3. Shares Required for the Participation 6
3.3.1. Type of Share 6
3.3.2. Reference Value of the Participant 6
3.3.3. Share Grant Price 7
3.3.4. Number of Shares to Participate 7
4. Shares Acquisition Process 7
4.1. Use of Vested Shares 8
4.2. Purchase of Shares in the Market 8
4.2.1. Financial Contribution 9
5. Shares Management During the Cycle 9
5.1. Shares Administration 9
5.2. Brokerage Fees 10
5.3. Dividends and Interests on Equity 10
6. Matching Award 10
6.1. Conditions for staying in the Program 10
6.2. Matching Award Payment at the End of the Cycle 11
6.3. Early Payment During the Cycle 11
6.4. Virtual Dividends Payment 13
7. Employees with Special Work Conditions 14
8. Key Dates of 2021 Cycle 15
Appendix A: Participating Companies List 16
Appendix B: Eligible Employees Placement Distribution 18
Appendix C: Registration Regularization in the Plan Administrators 19
Appendix D: Methodology for Currency Conversion 20
Appendix E: Methodology for Share Price Calculation 21

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Matching Manual | 2021 Cycle Human Resources 1. General Concepts 1.1. About Matching Program As part of Vale's initiative to provide its executives with a package aligned with the practices, trends and conditions prevailing in the market and focus on the company's main strategic pillars, the company relies on Incentive Programs Based on Shares. It is a set of programs (Matching and PSU) with specific purposes and rules that make up a significant portion of the long-term award of the company's leadership body aligned with the interests of shareholders, giving focus on sustainable results and long-term value generation. The Matching Program is a long-term award mechanism offered to Vale's executives and their affiliated and subsidiaries participant companies1, that meet the eligibility conditions for participation. The program is governed by the criteria and rules established in this Manual2 and aims to: ▪ ▪ ▪ ▪ ▪ Increase Vale's ability to recruit and retain top talent; Stimulate the sense of "ownership”; Strengthen a culture of long-term sustainable performance; Stimulate the development of our executive’s skills; and Reward executives with exceptional/high/solid performance and who invested their own resources in the company’s shares. 1.2. Conditions for Eligibility The executives who meet all of the conditions below will be eligible to participate in the Matching Program 2021 Cycle: ▪ He/she must be active and working for Vale as of December 31st, 2020, with salary grade of 14V or above and occupying one of the following positions (or equivalents in technical career): (i) CEO; (ii) Executive Director; (iii) Director; (iv) Executive Manager; (v) Manager; and (vi) Coordinator; He/she must meet the specific conditions of placement in the groups and of participation options that are eligible for the program3; He/she must be active and effectively working for Vale at the official start date of the cycle; and He/she must accept the program participation conditions through the Enrollment Form, by the deadline established. ▪ ▪ ▪ 1.3. Fundamental Characteristics The main characteristics of the 2021 Matching program are specified below: ▪ Participants acquire Vale's shares traded in Brazil (B3 S.A. – Brasil, Bolsa, Balcão) or American Depositary Recipts (“ADRs”) issued by Vale traded on the New York Stock Exchange (NYSE)4, using 1 See Appendix A: Participating Companies List the companies whose executives may be eligible. For the purpose of this manual, the terminology “Vale" will be used for Vale S.A. and other related companies of Vale’s group, affiliated and controlled, which are also participants of the program. 2 Situations not covered in this manual should be evaluated and defined case by case by the Human Resources Director. 3 See details about the criteria for placing in the groups and for participation opt ions in 2 Executives Placement in the Groups. 4 For the purpose of this manual, the terminology “Shares” will be used for both Vale’s shares traded in Brazil and Vale’s ADRs traded in NYSE. 3

Matching Manual | 2021 Cycle Human Resources its own resources, and shall hold such Shares in their entirety and under their ownership throughout the whole period of the cycle; The number of Shares required for each executive’s participation will be established based on the participant's Reference Value and the share Concession Price5; The vesting period of the cycle is 03 (three) years, officially starting on March 29th, 2021 and ending with the award in March 20246, with an exact date to be previously established and communicated to the participants in the same year of the payment; The award paid by Vale at the end of the cycle is subject to the compliance with the conditions of permanence (see 6.1 Conditions for staying in the Program) and will occur in the same amount of Shares (1: 1 in shares) acquired by the executive, including the withheld income tax; In addition to the program's award, Vale may also make cash payments during the cycle, relative to the number of shares to which he will be entitled as an award at the end of the cycle, equivalent and of a net worth per share of dividends eventually paid by the company to the shareholders (see details in 6.4 Virtual Dividends Payment); and Participation in the Matching Program is entirely voluntary and optional7, and the eligible executive who chooses to enroll must formalize his/her option through the Enrollment Form. ▪ ▪ ▪ ▪ ▪ Important notes: The rules described in this document are valid exclusively for the Matching Program starting in 2021. The grant of the 2021 cycle of the Matching Program does not require Vale to grant this incentive, or any other similar program, in future years. Vale reserves the right to examine and determine the eventual grant of similar incentives in subsequent years. Thus, employee participation in the 2021 cycle shall not generate rights, nor shall it generate expectations of future entitlement to equal or similar programs. 2. Executives Placement in the Groups In accordance to the eligibility rules (see 1.2 Conditions for Eligibility), the executive must comply with the specific conditions of placement in the groups and participation options to be able to participate in the program. The executive’s placement7,8 in the groups A or B is the responsibility of the immediate manager and has a recommendation based on the following criteria: 5 See details about the Reference Value and the Concession Price in 3.3 Shares Required for the Participation. 6 The established closing month may change, in accordance with Vale's Disclosure of Material Acts or Facts and Securities Tradi ng Policy. In case of changes, Vale will notify participants in advance. 7 For CEO and Executive Directors, participation in the program is mandatory according to the Net AIP received and Administrati ve Counselor decision and approval. For this public there is no exercise of placement by the People Integrated Cycle; t he participation is defined by the Extra option. 8 All Directors with the grade 01V that report directly to the CEO should be automatically placed in Group A . 4

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Table 2.: recommended criteria for the placement

	Recommendation for Placement in the Groups	Participation Options
Gr. A	▪ For managers and above: Executives assessed with a greater potential breadth relative to their job grade, according to the People Integrated Cycle; or ▪ For coordinators: Executives assessed as Exceptional and High performance, according to People Integrated Cycle.	▪ Executives can choose by one of the options: ▪ **Extra**, as per the level and region; ▪ **Standard**, as per the level and region; or ▪ **Do not participate** in the program.
Gr. B	○ For coordinators: Executives assessed as solid performance, according to People Integrated Cycle; or ○ Executives assessed as Too Soon to Tell due to being hired or promoted to an eligible managerial level after September 30th, 2020; or ○ Employees that do not participate in the Compensation Exercise of the reference year.	▪ Executives can choose by one of the options: ▪ **Standard**, as per the level and region; or ▪ **Do not participate** in the program

The immediate manager may place the eligible executives differently than the recommendation, however always ensuring that only a **maximum of 30%**[9] of the total of this team is placed in **Group A**. The other eligible executives which are not allocated to Group A, will automatically be considered in **Group B**.

If there are eligible executives who may not have been part of the People Integrated Cycle, such executives will automatically be allocated to **Group B**.

Executives evaluated as Below or Developing performance, according to the last People Integrated Cycle are not eligible to participate in the program.

3. How to Join the Program

3.1. Program Enrollment

After the placement exercise by the immediate manager (see 2 Executives Placement in the Groups), the executive who is eligible to participate shall formalize his/her option via the Enrollment Form, indicating whether he/she will choose (i) Extra option (if applicable), (ii) Standard option (if applicable) or (iii) not participating in the 2021 cycle, as well he/she will have to choose to use vested Shares or purchase the Shares in the Market.

By opting for participation, via any of the two options, the executive will also be formalizing his acceptance and agreement with the guidelines, rules and conditions of the Matching 2021 program, described in this document and in the Enrollment Form.

Important note:

> **Participation value is subject to executive's level and region and is informed to the participant with the Enrollment Form.**

[9] For rounding purposes, the calculation of 30% shall follow the distribution of Appendix B: Eligible Employees Placement Distribution.

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Matching Manual | 2021 Cycle Human Resources 3.2. Registration Process in the Plan Administrators It is necessary that the participant is registered in the stock market regulatory bodies and has an updated account in one of the official Vale Matching plan administrators, as follow: ▪ ▪ Ágora Investimentos, for participants who are in Brazil at the official start date of 2021 cycle; Solium Capital, for participants who are outside Brazil at the official start date of 2021 cycle. 10 See in Appendix C: Registration Regularization in the Plan Administrators the list of documents and main guidelines for the registration regularization. For further information, the executive can contact directly the administrators in the contacts below: Ágora Investimentos: stockoption@agorainvestimentos.com.br or o Stock Options Telephone ▪ ▪ (11) 2178-6530 (11) 2178-6323 o Operations Telephone (only for stock sale and purchase): ▪ 3003-7640 ▪ Solium Capital, help@solium.com or +1-403-515-3909. Important note: The information update process with the Matching official administrator, according to participant’s location, is the sole responsibility of the participant11. Any leader who does not send the registration information within the outlined enrollment period may lose the right to participate in the 2021 cycle. 3.3. Shares Required for the Participation 3.3.1. Type of Share Will be considered for this program the ordinary shares or ADRs backed in ordinary shares traded on the NYSE, and issued by Vale, through the authorized plan administrator for each location. Therefore, at the official start date of 2021 cycle, participants residing in Brazil must acquire VALE3 shares, while participants residing outside Brazil must acquire VALE ADRs. This manual uses the terminology "Shares" for any of the above types, as specified in footnote 4. 3.3.2. Reference Value of the Participant The Reference Value to be calculated for each participant will vary according to the following criteria: ▪ ▪ Group in which he/she was placed; Base salary on 12/31/202012 (respecting the definition of "base salary" of each location); 10 After leaving Vale, all local employees in China have to close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through the SAFE account. 11 In cases of expatriation, repatriation or transfer from or to Brazil, participants may need to open an account with both plan administrators. If this is your case, please contact your local HR. 12 As officially registered in the source system and/or local payroll, on that date. 6

Matching Manual | 2021 Cycle Human Resources Salary grade on 12/31/202012; Location where the leader is based on and/or company he/she is active at, both on 12/31/202012; Number of months worked (pro-rated) at Vale, in 2020; Participation option chosen by the participant in the Enrollment Form (Standard or Extra). ▪ ▪ ▪ ▪ Participants residing in Brazil will have the Reference Value calculated in Brazilian Reais, while participants residing outside Brazil will have the Reference Value calculated in US Dollars. Currency conversions that are required to convert the Reference Value to US Dollars will be made according to the methodology set out in Appendix D: Methodology for Currency Conversion. 3.3.3. Share Grant Price The official grant price for the 2021 cycle will be the average purchase price of the shares as of March 29rd, 2021. Consult the Appendix E: Methodology for Share Price Calculation for more details. 3.3.4. Number of Shares to Participate The number of Shares13 required for the participation in the 2021 Matching cycle will be established based on each executive’s Reference Value, divided by the Grant Price of the Share. For executives in Brazil, Reference Value and Grant Price will be in Brazilian Reais, and for executives outside Brazil, Reference Value and Grant Price will be in US Dollars. The number of Shares for participation will be rounded down, so there are no fractions (decimal places) for both participants from Brazil and outside Brazil14. Participants will be notified by Vale's Human Resources area regarding their number of Shares for the 2021 Matching cycle, as well as other information that is necessary for their enrollment and participation in the cycle. 4. Shares Acquisition Process The eligible executive who chooses to participate in the terms of this program is responsible for financing the acquisition of his/her Shares. The number of Shares to be acquired by each participant, and consequently to be withheld during the three (03) years vesting, must respect the number calculated and communicated by Vale’s Human Resources (see 3.3 Shares Required for the Participation). The participant can acquire the Shares in two ways: (i) by using vested Shares of his/her own; or (ii) by purchasing Shares in the market, on the date established by Vale15. On the enrollment phase the executive must use only one option in order to acquire the number of Shares required for the 2021 cycle. 13 For the President or executives who report directly to the President, the Board of Directors may approve exceptions at any ti me, within the vesting period of the cycle, increasing the multiples and / or granting additional shares, as long as it does not harm the executive (s) or due budgets already approved by the company (specifically for statutory employees, exceptions must respect t he budget already approved at the Annual General Meeting) 14 In Brazil, the value referring to the residual fraction will be returned in paycheck; in other countries, the decimal fractions of ADRs purchased will be considered as "Vested Shares" for the participant. 15 For employees who choose to use vested shares, after defined the required number of shares, if they identify that they have an insufficient number, they may choose to purchase the remainder via a purchase conducted by Vale. 7

Matching Manual | 2021 Cycle Human Resources 4.1. Use of Vested Shares Vested Shares are Shares or ADRs of the same type provided by the program (see 3.3.1 Type of Share) already held by the participant on the official start date of the 2021 cycle, except for the Shares already linked to the Matching cycles not yet closed (cycles started in 2019 and 2020). In order to participate in the 2021 cycle using Vested Shares, the participant must ensure ownership of the required number of Shares as communicated by the HR area at the beginning of the cycle, and that such Shares are under the management of the official program administrator16 (as per region). In case there is an insufficient number of Vested Shares for participation under the management of the official program administrator, the executive will be able to: ▪ transfer the outstanding share balance to the official program administrator (as per region) within 5 business days after the start of the cycle17, or authorize Vale to purchase the outstanding share balance for his/her participation (see 3.3.4 Number of Shares to Participate), by expressing their interest via email by April 2nd, 2021 in response to the communication sent after the official cycle start date. This second purchase window will take place on April 7th, 2021 and any executive that chooses to participate will have up to 6 business days after the purchase to reimburse Vale via deposit / bank transfer to an account to be indicated at the time of the communication18 ▪ The use of vested Shares is optional and must be indicated and authorized by the executive in the Enrollment Form. 4.2. Purchase of Shares in the Market The purchase of the Shares in the market will be operated by HR on behalf of the participants together with the plan administrators on March 29th, 2021, based on the market share price on this date, using the own resources of the participants who opt to join the cycle via purchase of Shares. To do so, it will be necessary for participants to deposit / transfer the Participant Reference Value (see 3.3.2 Reference Value of the Participant), in local currency19, to Vale's bank account20, which will be previously communicated by Vale´s Human Resources area. For employees working in China: (i) foreigners must deposit / transfer the Participant's Reference Value (see 3.3.2 Participant's Reference Value) to Vale S.A. or Vale International S.A. bank account; (ii) Locals must deposit / transfer the Participant's Reference Value (see 3.3.2 Participant's Reference Value), in local currency, to the company SAFE account. SAFE will be responsible for transferring the value to the official program administrator21. 16 If the participant has vested Shares in other brokers and wants to use them, he/she must transfer them to the Matching author ized administrator. This process is optional and must be conducted and funded by the executive directly with his home broker. 17 Outside Brazil, employees will not be able to transfer shares from their personal brokerage. For this case, the only transfer s permitted are those between the two official brokerages, Solium and Agora. 18 For local employees in China the deposit procedure must be the same as indicated in item 4.2 Purchase of Shares on the Market . 19 For calculation details, see Appendix D: Methodology for Currency Conversion 20 All deposits/transfers are at the employee’s expense, and Vale will not be responsible for the reimbur sement of any associated transfer fees (if applicable). 21 Those employees will have the option of discount from AIP 2020 to be paid in 2021. 8

Matching Manual | 2021 Cycle Human Resources 4.2.1. Financial Contribution The period for the participants to make the necessary contribution for the purchase of the Shares will be from March 04th to 16th22, 2021. This contribution can be made via deposit or transfer23, and the amount must respect the Reference Value (see 3.3.2 Share Grant Price of the Participant). Currency conversions that are required should follow the Appendix D: Methodology for Currency Conversion. It is necessary that the participant make the contribution of this exact amount and communicate the deposited amount to the HR Team so that his/her participation in the Matching 2021 cycle can be confirmed. Contributions of a lower amount will not be considered for 2021 Matching, and in this case the Shares purchased will be vested and free for the personal use of the executive. It is the executive’s responsibility to communicate to HR once the contribution is made, so that the resources can be properly identified. The registration tool will be previously informed and must be filled by the participant, respecting the deadline for the contributions period, as established in this item. Important Note: The executive’s financial contribution amount for the Matching Shares purchase will not be adjusted in the period between the payment/contribution and the effective date of the purchase in the market. 5. Shares Management During the Cycle 5.1. Shares Administration The executive may sell, transfer or transact his/her 2021 cycle Shares at any time, in total or partial24. However, if it is done, he/she will lose the right to receive the award, that will be paid by Vale in 2024, as well as any other payment that may be made by the company for the 2021 cycle. In addition, any cost resulting from such sale/transaction will be the responsibility of the executive25. The Matching Administrators are responsible for managing the Shares during the cycle vesting, and Vale will be informed of any transactions made that may invalidate the executive's participation in this cycle. To consult the program's statement and number of Shares, please access the administrators’ platforms: ▪ ▪ For Shares in Ágora Investimentos26: agorainvestimentos.com.br/ For Shares in Solium27: shareworks.solium.com/ 22 For local employees in China, the deadline is March 12th. For those employees will be the option of discount from AIP 2020 to be paid in 2021. 23 The participant is responsible for the payment of the fees related to this transaction. Vale will not reimburse these fees to the participant. 24 With the exception of the CEO and Executive Directors, who must re main in the cycle until its end. For local employees in China, sales, transfers and transactions must happen throughout SAFE account. 25 By having the participation ended, the costs previously funded by Vale will become the executive's. It is important to k eep contacts and registration data with the administrators always update to date, so that eventual processes and services can be communica ted. 26 Should the participant have any questions regarding the system access or data consult, It is necessary to conta ct directly the plan Administrators of Vale’s Matching program - Ágora: stockoption@agorainvestimentos.com.br or Stock Options Telephone : (11) 2178-6530 , (11) 2178-6323; Operations Telephone (only for stock sale and purchase): 3003-7640. 27 Should the participant have any questions regarding the system access or data consult, It is necessary to contact directly the plan Administrators of Vale’s Matching program - Solium: help@solium.com or +1-403-515-3909. 9

Matching Manual | 2021 Cycle Human Resources 5.2. Brokerage Fees Any Shares purchased outside the program through the same brokerage firm that manages the Matching Shares will be subject to brokerage fees defined by the firm. Vale will not be responsible for paying any fees related to purchases outside the program. 5.3. Dividends and Interests on Equity In the event of dividends and/or interest on equity paid by Vale, the holders of Shares acquired through the program will be entitled to dividends as any other shareholder issued by Vale. Executives who have shares in Brazil will have the amounts deposited in their respective bank accounts, and executives who have ADRs outside Brazil may receive the credit in the Solium Capital account or choose for the automatic reinvestment in new shares of the same type. Shares acquired with dividend and/or interest on equity during the vesting period of the program are not part of the Matching Program Shares and, therefore, will not be eligible for the award at the end of the three (03) year period. 6. Matching Award28 6.1. Conditions for staying in the Program In order for the executives to be entitled to receive the Matching 2021 award at the end of the three-year cycle, they must meet all of the conditions below: ▪ They must have acquired the Shares (via purchase conducted by Vale and/or via use of vested Shares - see 4 Shares Acquisition Process) in accordance with the amount established and communicated by HR, and maintained in full and under his/her ownership during three years, until the payment date; They may not have sold and/or transferred29 (total or partially) the Matching Shares during the three years, until the payment date; ▪ ▪ Transactions involving derivatives, which set up position sold in Vale Shares, and share renting to third parties related to any shares issued by Vale that the executive holds, even if purchased outside the program, as long as they are an active participant of the program are also prohibited (since the purpose of Matching is the executive's exposure and alignment to the shares issued by Vale throughout the cycle). Any noncompliance with this rule will be subject to consequences provided for in Vale's Code of Conduct. 28 In case of incorrect payments, Vale reserves the right to make the necessary corrections. 29 In case of repatriation, expatriation and another international move ment related to Vale, the transfer of Shares is allowed as long as participants use both official plan administrators. In case of total transfer (of all ADRs) to Brazil the fractional share s with Solium must be kept with Solium or sold by the participant at the participant’s expense and will not be eligible for the Matching award. 10

Matching Manual | 2021 Cycle Human Resources 6.2. Matching Award Payment at the End of the Cycle At the end of the cycle in 2024, participants who are eligible for the Matching 2021 award will receive by Vale the same number of Shares (1: 1 in shares) initially acquired, and also including the income tax (gross-up) 30. The Shares issued for the award will be credited to the participant's account in the official program administrators (Ágora and Solium), either through acquisition in the market or through the use of Treasury shares, must respect the authorized plan administrator according to the executive's location at the time of payment (see 3.2 Registration Process in the Plan Administrators), regardless of the location in which the executive was at the beginning of the program.The area/company responsible for the executive’s costs at the time of the award will be responsible for the payment of his/her Matching 2021 award31. 6.3. Early Payment During the Cycle The conditions below outline the treatment for participants who leave Vale before the end of the 2021 cycle: Resignation or Termination with Cause The executive will not be eligible for the award or any payment provided by the program. In this case, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources32. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive after the resignation or termination with cause. Termination without cause, Retirement, or Mutual Agreement The executive will receive his/her award in cash, by the time of the termination/retirement or according to their termination letter and pro-rated by the number of months worked for Vale during the 2021 cycle. The area/company responsible for the executive’s costs at the time of the termination/retirement will be responsible for the payment of his/her Matching 2021 award33. After the termination/retirement, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources34. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive after the termination. 30 Except for local employees in China whose awards will be made in cash with an amount corresponding to the same number of shares acquired initially. 31 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 32 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, tra nsfers, and transactions must be done through SAFE account. 33 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 34 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account . 11

Matching Manual | 2021 Cycle Human Resources Expatriation or repatriation The executive will receive a partial award in cash, at the time of his expatriation or repatriation, pro-rated according to the number of months worked for Vale during the 2021 cycle (calculated from the official start date of the 2021 cycle, or from the last partial award payment triggered by previous expatriations or repatriations that occurred after the official 2021 cycle start date ). The area/company responsible for the executive’s costs at the time of the expatriation / repatriation will be responsible for the payment of his/her Matching 2021 award35. After the payment, the number of shares paid out will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources36. The remaining share balance will continue to be linked to the 2021 Cycle and will be eligible for the normal award in 2024. Important Note: After this early payment, the executive will continue participating in the 2021 Matching program with the number of shares remaining, that is, with the number of shares that were not the target of this early payment. Death or Retirement due to Long-Term Disability The executive or his/her legal heirs will receive the full 2021 cycle reward, in cash, based on the number of Shares purchased at the beginning of the cycle. The area/company responsible for the executive’s costs at the time of the termination/retirement will be responsible for the payment of his/her Matching 2021 award37. At this moment, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s or legal heirs’ decision, since they were acquired based on his/her own resources38. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive or the legal heirs, after the termination. Executives from Associated or Subsidiary Companies that Undergo Change of Control or Divestiture Participants from associated or subsidiary companies (see Appendix A: Participating Companies List) that undergo Change of Control or Vale´s divestiture, will receive the award in cash and pro-rated by the number of months worked for the associated/subsidiary company during the cycle until the Change of Control or Vale´s divestiture (while on Vale’s control). 35 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 36 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, tra nsfers, and transactions must be done through SAFE account. 37 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 38 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account. 12

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The area/company responsible for the executive's costs at the time of the Change of Control or divestiture will be responsible for the payment of his/her Matching 2021 award[39].

At this moment, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive's decision, since they were acquired based on his/her own resources[40]. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive after the effective date of termination.

Summary Table of Early Payment During the Cycle[41]

Table 6.3: Summary of conditions for early payment

Condition for early payment	Eligible for the award	Reference date for the calculation	Pro-rata for the calculation	Time of the award payment	Resp. for the award costs	Resp. for the mgmt and portfolio costs
Resignation or termination with cause	No	--	--	--	--	Executive
Termination without cause, retirement or mutual agreement	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle	Follow local laws and practices and pay, preferably, with the other termination payments	Area/company responsible for the employee's costs on the condition date	Executive
Expatriation or Repatriation	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle	Follow local laws and practices and pay, preferably, with the other final payments	Area/company responsible for the employee's costs on the condition date	Executive
Death or retirement due to long-term disability	Yes, in cash	Last business day of the month preceding the date of the condition	Full	Follow local laws and practices and pay, preferably, with the other termination payments	Area/company responsible for the employee's costs on the condition date	Executive or legal heirs
Change of Control or Vale´s divestiture	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle in the company, until the change of control/ divestiture	Preferably, on the 1st pay after the change of control/divestiture, as established in the change of control/ divestiture contracts	Area/company responsible for the employee's costs on the condition date	Executive

6.4. Virtual Dividends Payment

In the event of payment of dividends by Vale, executives participating in the 2021 Matching cycle will be entitled to the "Matching Virtual Dividends" which is an amount of money relative to the number of shares executives will be entitled to as an award at the end of the cycle, equivalent to and of the **same net**

[39] The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles.

[40] After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through the SAFE account.

[41] Employees based in Canada, United States and United Kingdom should refer to the 2021 Addendum to Matching Program Manual.

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Matching Manual | 2021 Cycle Human Resources amount per share of dividends paid to Vale´s shareholders. The net amount will be calculated based on the dividends amount per Share and on the number of Shares that will be award in 2024. Executives will receive the amount in cash upon deposit at the same time as the payment of dividends and in the same currency that they receive their salary through the regular process of the local payroll. Currency conversions required to calculate the amount to be paid will be made according to the method indicated in Appendix D: Methodology for Currency Conversion. The company's direction responsible for the executive's personnel costs at the time of paying the Virtual Dividend will be responsible for disbursing this payment42. 7. Employees with Special Work Conditions43 Employees who are away or on leave of absence, fixed term contracts, expatriates/repatriated, and granted or transferred to other group companies, should be treated according to their location rules. See below some particularities for expatriate/repatriated and executives transferred to other companies. Expatriates or Repatriated Employees (Participating companies) For these cases, Global Mobility rules prevail and should be consulted. The responsibility for tracking and managing Matching for the eligible expatriates or repatriates will be the local HR (Host Country HR for expatriates; Home Country HR for repatriated). If the participant is transferred during the cycle, his/her Shares (including shares obtained via dividends) can remain in the previous administrator - there is no need to transfer them to the other location44. Regarding the award, the rules described in 6.3 Early Payment During the Cycle must be observed. Employees working in China at the award moment, will receive the award in cash according to the rules of that location (see 6.2. Matching Award Payment at the End of the Cycle). Executives Transferred to Other Companies of the Vale’s System In case of employees transferring to another Vale’s company after the beginning of the cycle, with corresponding transfer of contractual obligations, the executive will continue to participate in the 2021 cycle. Payments related to the time worked before the transfer, if applicable, must be made by the destination company. If with the transfer a change of country occurs, the same rules will apply as in the case of expatriations / repatriations (see 6.3 Early Payment During the Cycle). Executive Directors In case of termination or termination of the employment contract without contract renewal prior to the end of the cycle, the award amount will be calculated pro-rated to the number of months worked in the 2021 cycle and officially paid at the vesting date of the 2021 cycle and as the performance results 42 The amount to be disbursed by the respective direction of the companies must be budgeted and accrued by them, according to the guidelines of the applicable budget cycles. 43 If, during the cycle, any executives turn on leave to investigation of facts related to lawsuits and police or prosecutorial inquiries may have their eligibility suspended and the pay ment of awards postponed until the return of the executive and, if facts are found that constitute a just cause for the termination of the contract, the payment postponed will not be due to the executive . 44 With the exception of expatriates from Brazil who declare tax domicile outside this country. They must transfer their shares to the official brokerage of the Program outside Brazil. 14

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calculated at the close date. The executive will not be entitled to the amount related to Matching Virtual Dividends that is paid after the date of termination or termination of the Employment Contract.

8. Key Dates of 2021 Cycle

Table 8: Key dates of 2021 cycle.

#	Date	Brief description of the event
01	February 11 to 26, 2021[45]	▪ Period for executive to formalize the enrollment option for 2021 cycle
02	March 04 to 16[46], 2021	▪ Period for financial contributions
03	March 29, 2021	▪ Official date for the beginning of 2021 Matching cycle ▪ Date of the Shares purchase in the market
04	March 31 to April 02, 21	▪ Period for the executive to authorize Vale to purchase the share difference (in case of insufficient vested shares)
05	April 07, 2021	▪ Date of the second Share purchase in the market (in case of insufficient vested shares)
06	March 30 to April 09, 2021	▪ Period for restricting vested shares
07	April 09 to 16,2021	▪ Period for financial contributions (related to the second Shares purchase)
08	March, 2024	▪ End of the cycle, with the award payment for the eligible employees

Important note:

The dates established above may be changed, and in this case, will be previously communicated by Vale to the participants. It is the responsibility of the Matching program participants to always observe the terms of Vale's Securities Trading Policy.

[45] Eligible employees may change their enrollment decision until the program official registration in the commissions (SEC and CVM).

[46] For Chinese employees working in China, the period will end on March 12th, 2021. Those employees will have the option to have the discounted from AIP payment.

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Appendix A: Participating Companies List

Below is the list of the associated/subsidiary companies whose employees may be eligible to participate in the 2021 Matching, as well as the countries where they are located and the respective HR teams.

Important notes:

> **The information of the table below is subject to change during the cycle. It is the participant's responsibility to remain informed about any changes through local HR.**
>
> **The following list indicates the companies that may have eligible employees. It does not mean that all the executives from these companies will be eligible.**

Table A: List of subsidiary and associated companies whose employees may be eligible to the 2021 cycle.

#	Company	Country	HR Responsible
1	Companhia Portuária Baia de Sepetiba	BRAZIL	Latin America
2	Fundação Vale do Rio Doce	BRAZIL	Latin America
3	Mineração Corumbaense Reunida	BRAZIL	Latin America
4	Potássio Rio Colorado S.A.	ARGENTINA	Latin America
5	PT International Nickel Indonesia Tbk	INDONESIA	Base Metals
6	PT Vale Eksplorasi Indonesia	INDONESIA	Base Metals
7	Salobo Metais S.A	BRAZIL	Latin America
8	Transbarge Navegacion S.A	PARAGUAY	Latin America
9	Vale Americas Inc	UNITED STATES	Base Metals
10	Vale Asia Kabushiki Kaisha	JAPAN	Africa, Asia Pacific, Europe & Middle East
11	Vale Base Metals Asia Pacific Pte.Ltd	SINGAPORE	Base Metals
12	Vale Canada Limited	CANADA	Base Metals
13	Vale Europe Ltd.	UNIT. KINGDOM	Base Metals
14	Vale Exploraciones Chile Ltda	CHILE	Latin America
15	Vale Exploration Peru SAC	PERU	Latin America
16	Vale Exploration Pty Ltd	AUSTRALIA	Africa, Asia Pacific, Europe & Middle East
17	Vale India Private Limited	INDIA	Africa, Asia Pacific, Europe & Middle East
18	Vale International Holdings GmbH	AUSTRIA	Africa, Asia Pacific, Europe & Middle East
19	Vale International S.A	SWITZERLAND	Africa, Asia Pacific, Europe & Middle East
20	Vale International S.A	UAE	Africa, Asia Pacific, Europe & Middle East
21	Vale International S.A. Singapore	SINGAPORE	Africa, Asia Pacific, Europe & Middle East
22	Vale Japan Ltd.	JAPAN	Base Metals
23	Vale Malaysia Minerals SDN. BHD.	MALAYSIA	Africa, Asia Pacific, Europe & Middle East

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24	Vale Manganês S.A	BRAZIL	Latin America
25	Vale Mozambique Ltda.	MOZAMBIQUE	Africa, Asia Pacific, Europe & Middle East
25	Vale Newfoundland & Labrador Ltd.	CANADA	Base Metals
27	Vale Nouvelle-Calédonie S.A.S.	NEW CALEDONIA	Base Metals
28	Vale Oman Distribution Center LLC	OMAN	Africa, Asia Pacific, Europe & Middle East
29	Vale Oman Pelletizing Company LLC	OMAN	Africa, Asia Pacific, Europe & Middle East
30	Vale S.A.	BRAZIL	Latin America
31	Vale Technology Development (Canada) Limited	CANADA	Base Metals
32	PT Sumbawa Timur Mining	CANADA	Base Metals
33	Vale Metals (Shanghai) Co., Ltd	CHINA	Africa, Asia Pacific, Europe & Middle East
34	Vale Minerals China Co. Ltd	CHINA	Africa, Asia Pacific, Europe & Middle East
35	Vale Nickel (Dalian) Co. Ltd	CHINA	Base Metals

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Appendix B: Eligible Employees Placement Distribution

Table B: Eligible employees placement distribution based on the total eligible team.

# Potential participants (Gr. A + Gr. B)	Max. number to place in Gr. A
1	1
2	1
3	1
4	2
5	2
6	2
7	3
8	3
9	3
10	3
11	4
12	4
13	4
14	5
15	5
16	5
17	6
18	6
19	6
20	6
21	7
22	7
23	7
24	8
25	8
26	8
27	9
28	9
29	9
30	9
31	10
32	10
33	10
34	11
35	11
36	11
37	12
38	12
39	12
40	12
41	13
42	13
43	13
44	14
45	14
46	14
47	15
48	15
49	15
50	15
51	16
52	16
53	16
54	17
55	17
56	17
57	18
58	18
59	18
60	18
61	19
62	19
63	19
64	20
65	20
66	20
67	21
68	21
69	21
70	21
71	22
72	22
73	22
74	23
75	23
76	23
77	24
78	24
79	24
80	24
81	25
82	25
83	25
84	26
85	26
86	26
87	27
88	27
89	27
90	27
91	28
92	28
93	28
94	29
95	29
96	29
97	30
98	30
99	30
100	30

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Matching Manual | 2021 Cycle Human Resources Appendix C: Registration Regularization in the Plan Administrators Ágora Investimentos - New executives account creation Participants who receive the fixed salary in Brazil and don’t have an account in the Ágora Investimentos should access the website https://cadastro.agorainvest.com.br/ and inform the following data: (i) Access data; (ii) Personal Data; (iii) Financial Data; (iv) Residential Data; and (v) Additional Data. Ágora Investimentos - Update of executives already registered Participants who receive the fixed salary in Brazil and already have an account in the Ágora Investimentos must update the data every 2 years to keep participating in Matching. For that, those whose registration has been carried out or revalidated 2 years or more, must access the broker's website (www.agorainvestimentos.com.br) using their CPF, password and birth date. After the access, position the mouse in the upper right corner where is your name and Ágora code appears, access “Registration Data” and later “Personal Data”, validating the old data and updating the new data. Questions should be clarified directly with Bradesco (stockoption@agorainvestimentos.com.br or Stock Options Telephone: (11) 2178-6530 and (11) 2178-6323; Operations Telephone (only for stock sale and purchase): 3003-7640. Solium Capital - New executives account creation Participants who receive the fixed salary outside Brazil (including international designation) and don’t have an account should contact the local HR and provide the necessary information to create the account. In addition, it’s necessary to complete the W-8BEN Form (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) regarding the income statement in case of dividends payment or Shares sales. If it is not completed, the participant may be subject to taxes, which are his/her responsibility. The filling of this form must be done online, directly in the Solium system (solium.com). Other forms may be required, depending on the legal requirements of each country. Solium Capital - Update of executives already registered If it is necessary to update the account information, the executive should contact Local HR and request the change. Eventually, Solium may request to update the account (if applicable). Questions related to the required documentation, or Shares sales, should be clarified directly with Solium Capital, by calling +1-403-515-3909 or by e-mail help@solium.com. Important note: Leaders living abroad who have tax registration in Brazil (CPF) should pay special attention to ensure the information registered with the plan administrator accurately reflects the current status of the tax situation with the Brazilian treasury department, i.e. resident or non-resident. Any discrepancy may cause tax implications to the participant. 19

Matching Manual | 2021 Cycle Human Resources Appendix D: Methodology for Currency Conversion For executives that are outside Brazil and with a reference currency other than USD (currency in which the Share is traded outside Brazil), it is necessary to convert the reference currency to USD currency or vice versa. To do so, the methodology described below (according to each case) will be used, considering the official website http://www.oanda.com/ and using the internationally recognized rounding rules, with two decimal places in all values. For the Beginning of the Cycle ▪ Reference date for calculation: February 26, 2021 (last business day of the month prior to the official month of the 2021 cycle beginning); Reference currency: currency in which the executive received his/her base salary on 12/31/2020 and/or currency in which the executive made the financial contribution in Vale's bank account; Method of conversion: bid rate on the reference date; Applicability: calculation of the following amounts - participant Reference Value, amount to be contributed by the participant and value to be considered for the purchase of Shares in the market (when / if applicable). ▪ ▪ ▪ For Payment at the End of the Cycle ▪ Reference date for calculation: official end date of the cycle (to be previously established and communicated to participants in the same year of payment); Reference currency: currency in which the executive receives his/her base salary at Vale; Method of conversion: bid rate on the reference date; Applicability: calculation of the amounts to be paid to the participants as awards for the Matching 2021 program. ▪ ▪ ▪ For Early Payment (before the end of the cycle) ▪ Reference date for calculation: last day of the month preceding the condition date (according to 6.3 Early Payment During the Cycle); Reference currency: currency in which the executive received his/her last base salary at Vale; Method of conversion: simple average of bid rates of the month preceding the condition date; Applicability: calculation of the amounts to be paid on the termination, to participants who leave Vale before the end of the cycle or calculation of the amount to be paid on the beginning or end of a expatriation period (see 6.3 Early Payment During the Cycle). ▪ ▪ ▪ For Virtual Dividends Payment ▪ ▪ ▪ ▪ Reference date for calculation: Dividends payment date in Brazil; Reference currency: currency in which the executive receives his/her base salary at Vale; Method of conversion: bid rate on the reference date; Applicability: calculation of the amounts to be paid to participants as Virtual Dividends for the Matching 2021 program (see 6.3 Early Payment During the Cycle). 20

Matching Manual | 2021 Cycle Human Resources Appendix E: Methodology for Share Price Calculation For the Beginning of the Cycle The Price to calculate the number of Shares required in the 2021 cycle will be the Purchase price (B3 S.A. for executives in Brazil, and NYSE for executives outside Brazil) on March 29th , 2021. For participants in Brazil, the price will be in Reais (VALE3) and for participants outside Brazil, the price will be in US Dollars (VALE). Internationally recognized rounding rules, with two significant decimal places, should be considered in all values. For Payment at the End of the Cycle For the award of executives eligible for payment, the actual average purchase price of Matching's shares in the market, on the official award day of the cycle, shall be used in 2024 and / or closing Share price of the last business day prior to the award date if Vale´s Treasury Shares are used for the award. Internationally recognized rounding rules, with two significant figures, should be considered in all values. For Early Payment (before the end of the cycle) In the case of payment before the end of the cycle, the price to be used in the calculation shall be established based on the following: ▪ Reference date for calculation: last day of the month preceding the condition date (according to 6.3 Early Payment During the Cycle); Period: 60 last trading sessions prior to the reference date; Method of calculation: average of the share price weighted by the volume of Shares traded, in each of the trading sessions. ▪ ▪ The trading sessions dates and the type of the Share shall be in accordance with the participant’s location on the condition date. Internationally recognized rounding rules, with two significant decimal places, should be considered in all values. 21

Matching Manual | 2020 Cycle Human Resources Matching Program 2020Cycle for China Rewarding Performance Long Term Sustainable Human Resources FEBRUARY, 2021. 1 Important notice: The concession of the Program and the definition of all its conditions are a prerogative of the company. The participation is completely optional and voluntary to employees (the enrollment for Vale’s CEO and Executive Directors is mandatory, according to the Net AIP received, such as their participation during the three-year cycle), once all of the eligibility criteria are met and all conditions for participation are formally accepted by the employee. The purchase of shares is characterized as a risky investment since it represents the investment of funds in variable income (i.e. traded shares on the stock exchange). By choosing to participate in the program, the employee recognizes and understands the risks posed, such as: capital market volatility, share liquidity and oscillation of their value in the stock exchange. The combination of these risks may bring earnings or losses to any employee who participates in the Program. Both the purchase and the sale of the Vale S.A. shares, as well as the profits (dividends, interests, etc.) earned by each employee between the purchase and the sale, may be subject to taxes, especially with regards to personal income taxes - in cases of positive results from the sale of the shares. The tax regulations are dynamic and therefore subject to change and interpretation. The Human Resources team will be responsible for providing generic and relevant information regarding the Program, and participants are responsible for evaluating their personal finances and consulting with their accountants/financial advisors to ensure they are aware of all of the financial implications linked to participating in this Program. Note that Matching Program participants should be aware of legal requirements, as well as Vale’s Code of Conduct and Disclosure of Material Acts or Facts and Securities Trading Policies.

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Table of Contents

1. General Concepts 3
1.1. About Matching Program 3
1.2. Conditions for Eligibility 3
1.3. Fundamental Characteristics 3
2. Executives Placement in the Groups 4
3. How to Join the Program 5
3.1. Program Enrollment 5
3.2. Registration Process in the Plan Administrators 6
3.3. Shares Required for the Participation 6
3.3.1. Type of Share 6
3.3.2. Reference Value of the Participant 6
3.3.3. Share Grant Price 7
3.3.4. Number of Shares to Participate 7
4. Shares Acquisition Process 7
4.1. Use of Vested Shares 8
4.2. Purchase of Shares in the Market 8
4.2.1. Financial Contribution 9
5. Shares Management During the Cycle 9
5.1. Shares Administration 9
5.2. Brokerage Fees 10
5.3. Dividends and Interests on Equity 10
6. Matching Award 10
6.1. Conditions for staying in the Program 10
6.2. Matching Award Payment at the End of the Cycle 10
6.3. Early Payment During the Cycle 11
6.4. Virtual Dividends Payment 13
7. Employees with Special Work Conditions 14
8. Key Dates of 2020 Cycle 15
Appendix A: Participating Companies List 16
Appendix B: Eligible Employees Placement Distribution 17
Appendix C: Registration Regularization in the Plan Administrators 18
Appendix D: Methodology for Currency Conversion 19
Appendix E: Methodology for Share Price Calculation 20

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Matching Manual | 2020 Cycle Human Resources 1. General Concepts 1.1. About Matching Program As part of Vale's initiative to provide its executives with a package aligned with the practices, trends and conditions prevailing in the market and focus on the company's main strategic pillars, the company relies on Incentive Programs Based on Shares. It is a set of programs (Matching and PSU) with specific purposes and rules that make up a significant portion of the long-term award of the company's leadership body aligned with the interests of shareholders, giving focus on sustainable results and long-term value generation. The Matching Program is a long-term award mechanism offered to Vale's executives and their affiliated and subsidiaries participant companies1, that meet the eligibility conditions for participation. The program is governed by the criteria and rules established in this Manual2 and aims to: ▪ ▪ ▪ ▪ ▪ Increase Vale's ability to recruit and retain top talent; Stimulate the sense of "ownership”; Strengthen a culture of long-term sustainable performance; Stimulate the development of our executive’s skills; and Reward executives with exceptional/high/solid performance and who invested their own resources in the company’s shares. 1.2. Conditions for Eligibility The executives who meet all of the conditions below will be eligible to participate in the Matching Program 2020 Cycle: He/she must be active and working for Vale as of December 31st, 2019, with salary grade of 14V or above and occupying one of the following positions (or equivalents in technical career): (i) CEO; (ii) Executive Director; (iii) Director; (iv) Executive Manager and (v) Manager; He/she must meet the specific conditions of placement in the groups and of participation options that are eligible for the program3; He/she must be active and effectively working for Vale at the official start date of the cycle; and He/she must accept the program participation conditions through the Enrollment Form, by the deadline established. ▪ ▪ ▪ ▪ 1.3. Fundamental Characteristics The main characteristics of the 2020 Matching program are specified below: ▪ Participants acquire Vale's shares traded in Brazil (B3 S.A. – Brasil, Bolsa, Balcão) or American Depositary Recipts (“ADRs”) issued by Vale traded on the New York Stock Exchange (NYSE)4, using its own resources, and shall hold such Shares in their entirety and under their ownership throughout the whole period of the cycle; 1 See Appendix A: Participating Companies List the companies whose executives may be eligible. For the purpose of this manual, the terminology “Vale" will be used for Vale S.A. and other related companies of Vale’s group, affiliated and controlled, which are also participants of the program. 2 Situations not covered in this manual should be evaluated and defined case by case by the Human Resources Director. 3 See details about the criteria for placing in the groups and for participation options in 2 Executives Placement in the Groups. 4 For the purpose of this manual, the terminology “Shares” will be used for both Vale’s shares traded in Brazil and Vale’s ADRs traded in NYSE. 3

Matching Manual | 2020 Cycle Human Resources ▪ The number of Shares required for each executive’s participation will be established based on the participant's Reference Value and the share Concession Price5; The vesting period of the cycle is 03 (three) years, officially starting on March 29th, 2021 and ending with the award in March 20246, with an exact date to be previously established and communicated to the participants in the same year of the payment; The award paid by Vale at the end of the cycle is subject to the compliance with the conditions of permanence (see 6.1 Conditions for staying in the Program) and will occur in the same amount of Shares (1: 1 in shares) acquired by the executive, including the withheld income tax7; In addition to the program's award, Vale may also make cash payments during the cycle, relative to the number of shares to which he will be entitled as an award at the end of the cycle, equivalent and of a net worth per share of dividends eventually paid by the company to the shareholders (see details in 6.4 Virtual Dividends Payment); and Participation in the Matching Program is entirely voluntary and optional8, and the eligible executive who chooses to enroll must formalize his/her option through the Enrollment Form. ▪ ▪ ▪ ▪ Important notes: The rules described in this document are valid exclusively for the 2020 Matching Program starting in 2021. The grant of the 2020 cycle of the Matching Program does not require Vale to grant this incentive, or any other similar program, in future years. Vale reserves the right to examine and determine the eventual grant of similar incentives in subsequent years. Thus, employee participation in the 2020 cycle shall not generate rights, nor shall it generate expectations of future entitlement to equal or similar programs. 2. Executives Placement in the Groups In accordance to the eligibility rules (see 1.2 Conditions for Eligibility), the executive must comply with the specific conditions of placement in the groups and participation options to be able to participate in the program. The executive’s placement7,9 in the groups A or B is the responsibility of the immediate manager and has a recommendation based on the following criteria: 5 See details about the Reference Value and the Concession Price in 3.3 Shares Required for the Participation. 6 The established closing month may change, in accordance with Vale's Disclosure of Material Acts or Facts and Securities Trading Policy. In case of changes, Vale will notify participants in advance. 7 If the purchase price of March 29th, 2021 is higher than the purchase price of March 23rd, 2020, Vale will consider the number of shares that the executive would have purchased on March 23rd, 2020 for the award plus the difference that the employee didn’t purchase. 8 For CEO and Executive Directors, participation in the program is mandatory according to the Net AIP received and Administrative Counselor decision and approval. For this public there is no exercise of placement by the People Integrated Cycle; the participation is defined by the Extra option. 9 All Directors with the grade 01V that report directly to the CEO should be automatically placed in Group A. 4

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Table 2.: recommended criteria for the placement

	Recommendation for Placement in the Groups	Participation Options
Gr. A	▪ Executives evaluated as **Top Management potential**, according to the 2018 People Integrated Cycle.	▪ Executives can choose by one of the options: ▪ **Extra**, as per the level and region; ▪ **Standard**, as per the level and region; or ▪ **Do not participate** in the program.
Gr. B	○ Executives evaluated as **Management and Expert potential,** according to the 2018 People Integrated Cycle; ○ Executives evaluated as Too Soon to Tell due to being hired or promoted to an eligible managerial level after September 30th, 2019. ○ Executives that do not participate in the Compensation Exercise of 2019.	▪ Executives can choose by one of the options: ▪ **Standard**, as per the level and region; or ▪ **Do not participate** in the program

The immediate manager may place the eligible executives differently than the recommendation, however always ensuring that only **a maximum of 30%**[10] of the total of this team is placed in **Group A**. The other eligible executives which are not allocated to Group A, will automatically be considered in **Group B**.

If there are eligible executives who may not have been part of the People Integrated Cycle, such executives will automatically be allocated to **Group B**.

Executives evaluated as Below or Developing performance, according to the last People Integrated Cycle are not eligible to participate in the program.

3. How to Join the Program

3.1. Program Enrollment

After the placement exercise by the immediate manager (see 2 Executives Placement in the Groups), the executive who is eligible to participate shall formalize his/her option via the Enrollment Form, indicating whether he/she will choose (i) Extra option (if applicable), (ii) Standard option (if applicable) or (iii) not participating in the 2020 cycle, as well he/she will have to choose to use vested Shares or purchase the Shares in the Market.

By opting for participation, via any of the two options, the executive will also be formalizing his acceptance and agreement with the guidelines, rules, and conditions of the Matching 2020 program, described in this document and in the Enrollment Form.

Important note:

> **Participation value is subject to executive's level and region and is informed to the participant with the Enrollment Form.**

[10] For rounding purposes, the calculation of 30% shall follow the distribution of Appendix B: Eligible Employees Placement Distribution.

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Matching Manual | 2020 Cycle Human Resources 3.2. Registration Process in the Plan Administrators It is necessary that the participant is registered in the stock market regulatory bodies and has an updated account in one of the official Vale Matching plan administrators, as follow: ▪ ▪ Ágora Investimentos, for participants who are in Brazil at the official start date of 2020 cycle; Solium Capital, for participants who are outside Brazil at the official start date of 2020 cycle. 11 See in Appendix C: Registration Regularization in the Plan Administrators the list of documents and main guidelines for the registration regularization. For further information, the executive can contact directly the administrators in the contacts below: Ágora Investimentos: stockoption@agorainvestimentos.com.br or o Stock Options Telephone ▪ ▪ (11) 2178-6530 (11) 2178-6323 o Operations Telephone (only for stock sale and purchase): ▪ 3003-7640 ▪ Solium Capital, help@solium.com or +1-403-515-3909. Important note: The information update process with the Matching official administrator, according to participant’s location, is the sole responsibility of the participant12. Any leader who does not send the registration information within the outlined enrollment period may lose the right to participate in the 2020 cycle. 3.3. Shares Required for the Participation 3.3.1. Type of Share Will be considered for this program the ordinary shares or ADRs backed in ordinary shares traded on the NYSE, and issued by Vale, through the authorized plan administrator for each location. Therefore, at the official start date of 2020 cycle, participants residing in Brazil must acquire VALE3 shares, while participants residing outside Brazil must acquire VALE ADRs. This manual uses the terminology "Shares" for any of the above types, as specified in footnote 4. 3.3.2. Reference Value of the Participant The Reference Value to be calculated for each participant will vary according to the following criteria: ▪ ▪ Group in which he/she was placed on the 2019 People Integrated Cycle; Base salary on 12/31/201913 (respecting the definition of "base salary" of each location); 11 After leaving Vale, all local employees in China have to close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through the SAFE account. 12 In cases of expatriation, repatriation or transfer from or to Brazil, participants may need to open an account with both plan administrators. If this is your case, please contact your local HR. 13 As officially registered in the source system and/or local payroll, on that date. 6

Matching Manual | 2020 Cycle Human Resources Salary grade on 12/31/201912; Location where the leader is based on and/or company he/she is active at, both on 12/31/201912; Number of months worked (pro-rated) at Vale, in 2019; Participation option chosen by the participant in the Enrollment Form (Standard or Extra). ▪ ▪ ▪ ▪ Participants residing in Brazil will have the Reference Value calculated in Brazilian Reais, while participants residing outside Brazil will have the Reference Value calculated in US Dollars. Currency conversions that are required to convert the Reference Value to US Dollars will be made according to the methodology set out in Appendix D: Methodology for Currency Conversion. 3.3.3. Share Grant Price The official grant price for the 2020 cycle will be the average purchase price of the shares as of March 29th, 2021. Consult the Appendix E: Methodology for Share Price Calculation for more details. 3.3.4. Number of Shares to Participate The number of Shares14 required for the participation in the 2020 Matching cycle will be established based on each executive’s Reference Value, divided by the Grant Price of the Share. For executives in Brazil, Reference Value and Grant Price will be in Brazilian Reais, and for executives outside Brazil, Reference Value and Grant Price will be in US Dollars. The number of Shares for participation will be rounded down, so there are no fractions (decimal places) for both participants from Brazil and outside Brazil15. Participants will be notified by Vale's Human Resources area regarding their number of Shares for the 2020 Matching cycle, as well as other information that is necessary for their enrollment and participation in the cycle. 4. Shares Acquisition Process The eligible executive who chooses to participate in the terms of this program is responsible for financing the acquisition of his/her Shares. The number of Shares to be acquired by each participant, and consequently to be withheld during the three (03) years vesting, must respect the number calculated and communicated by Vale’s Human Resources (see 3.3 Shares Required for the Participation). The participant can acquire the Shares in two ways: (i) by using vested Shares of his/her own; or (ii) by purchasing Shares in the market, on the date established by Vale16. On the enrollment phase the executive must use only one option in order to acquire the number of Shares required for the 2020 cycle. 14 For the President or executives who report directly to the President, the Board of Directors may approve exceptions at any time, within the vesting period of the cycle, increasing the multiples and / or granting additional shares, as long as it does not harm the executive (s) or due budgets already approved by the company (specifically for statutory employees, exceptions must respect the budget already approved at the Annual General Meeting) 15 In Brazil, the value referring to the residual fraction will be returned in paycheck; in other countries, the decimal fractions of ADRs purchased will be considered as "Vested Shares" for the participant. 16 For employees who choose to use vested shares, after defined the required number of shares, if they identify that they have an insufficient number, they may choose to purchase the remainder via a purchase conducted by Vale. 7

Matching Manual | 2020 Cycle Human Resources 4.1. Use of Vested Shares Vested Shares are Shares or ADRs of the same type provided by the program (see 3.3.1 Type of Share) already held by the participant on the official start date of the 2020 cycle, except for the Shares already linked to the Matching cycles not yet closed (cycle started in 2019). In order to participate in the 2020 cycle using Vested Shares, the participant must ensure ownership of the required number of Shares as communicated by the HR area at the beginning of the cycle, and that such Shares are under the management of the official program administrator17 (as per region). In case there is an insufficient number of Vested Shares for participation under the management of the official program administrator, the executive will be able to: ▪ transfer the outstanding share balance to the official program administrator (as per region) within 5 business days after the start of the cycle18, or authorize Vale to purchase the outstanding share balance for his/her participation (see 3.3.4 Number of Shares to Participate), by expressing their interest via email by April 2nd, 2021 in response to the communication sent after the official cycle start date. This second purchase window will take place on April 7th, 2021 and any executive that chooses to participate will have up to 6 business days after the purchase to reimburse Vale via deposit / bank transfer to an account to be indicated at the time of the communication19 ▪ The use of vested Shares is optional and must be indicated and authorized by the executive in the Enrollment Form. 4.2. Purchase of Shares in the Market The purchase of the Shares in the market will be operated by HR on behalf of the participants together with the plan administrators on March 29th, 2021, based on the market share price on this date, using the own resources of the participants who opt to join the cycle via purchase of Shares. To do so, it will be necessary for participants to deposit / transfer the Participant Reference Value (see 3.3.2 Reference Value of the Participant), in local currency20, to Vale's bank account21, which will be previously communicated by Vale´s Human Resources area. For employees working in China: (i) foreigners must deposit / transfer the Participant's Reference Value (see 3.3.2 Participant's Reference Value) to Vale S.A. or Vale International S.A. bank account; (ii) Locals must deposit / transfer the Participant's Reference Value (see 3.3.2 Participant's Reference Value), in local currency, to the company SAFE account. SAFE will be responsible for transferring the value to the official program administrator22. 17 If the participant has vested Shares in other brokers and wants to use them, he/she must transfer them to the Matching authorized administrator. This process is optional and must be conducted and funded by the executive directly with his home broker. 18 Outside Brazil, employees will not be able to transfer shares from their personal brokerage. For this case, the only transfers permitted are those between the two official brokerages, Solium and Agora. 19 For local employees in China the deposit procedure must be the same as indicated in item 4.2 Purchase of Shares on the Market. 20 For calculation details, see Appendix D: Methodology for Currency Conversion 21 All deposits/transfers are at the employee’s expense, and Vale will not be responsible for the reimbursement of any associated transfer fees (if applicable). 22 Those employees will have the option of discount from AIP 2020 to be paid in 2021. 8

Matching Manual | 2020 Cycle Human Resources 4.2.1. Financial Contribution The period for the participants to make the necessary contribution for the purchase of the Shares will be from March 04th to 12th23, 2021. This contribution can be made via deposit or transfer24, and the amount must respect the Reference Value (see 3.3.2 Share Grant Price of the Participant). Currency conversions that are required should follow the Appendix D: Methodology for Currency Conversion. It is necessary that the participant make the contribution of this exact amount and communicate the deposited amount to the HR Team so that his/her participation in the Matching 2020 cycle can be confirmed. Contributions of a lower amount will not be considered for 2020 Matching, and in this case the Shares purchased will be vested and free for the personal use of the executive. It is the executive’s responsibility to communicate to HR once the contribution is made, so that the resources can be properly identified. The registration tool will be previously informed and must be filled by the participant, respecting the deadline for the contributions period, as established in this item. Important Note: The executive’s financial contribution amount for the Matching Shares purchase will not be adjusted in the period between the payment/contribution and the effective date of the purchase in the market. 5. Shares Management During the Cycle 5.1. Shares Administration The executive may sell, transfer or transact his/her 2020 cycle Shares at any time, in total or partial25. However, if it is done, he/she will lose the right to receive the award, that will be paid by Vale in 2024, as well as any other payment that may be made by the company for the 2020 cycle. In addition, any cost resulting from such sale/transaction will be the responsibility of the executive26. The Matching Administrators are responsible for managing the Shares during the cycle vesting, and Vale will be informed of any transactions made that may invalidate the executive's participation in this cycle. To consult the program's statement and number of Shares, please access the administrators’ platforms: ▪ ▪ For Shares in Ágora Investimentos27: agorainvestimentos.com.br/ For Shares in Solium28: shareworks.solium.com/ 23 For local employees in China will be the option of discount from AIP 2020 to be paid in 2021. 24 The participant is responsible for the payment of the fees related to this transaction. Vale will not reimburse these fees to the participant. 25 With the exception of the CEO and Executive Directors, who must remain in the cycle until its end. For local employees in China, sales, transfers and transactions must happen throughout SAFE account. 26 By having the participation ended, the costs previously funded by Vale will become the executive's. It is important to keep contacts and registration data with the administrators always update to date, so that eventual processes and services can be communicated. 27 Should the participant have any questions regarding the system access or data consult, It is necessary to contact directly the plan Administrators of Vale’s Matching program - Ágora: stockoption@agorainvestimentos.com.br or Stock Options Telephone : (11) 2178-6530 , (11) 2178-6323; Operations Telephone (only for stock sale and purchase): 3003-7640. 28 Should the participant have any questions regarding the system access or data consult, It is necessary to contact directly the plan Administrators of Vale’s Matching program - Solium: help@solium.com or +1-403-515-3909. 9

Matching Manual | 2020 Cycle Human Resources 5.2. Brokerage Fees Any Shares purchased outside the program through the same brokerage firm that manages the Matching Shares will be subject to brokerage fees defined by the firm. Vale will not be responsible for paying any fees related to purchases outside the program. 5.3. Dividends and Interests on Equity In the event of dividends and/or interest on equity paid by Vale, the holders of Shares acquired through the program will be entitled to dividends as any other shareholder issued by Vale. Executives who have shares in Brazil will have the amounts deposited in their respective bank accounts, and executives who have ADRs outside Brazil may receive the credit in the Solium Capital account or choose for the automatic reinvestment in new shares of the same type. Shares acquired with dividend and/or interest on equity during the vesting period of the program are not part of the Matching Program Shares and, therefore, will not be eligible for the award at the end of the three (03) year period. 6. Matching Award29 6.1. Conditions for staying in the Program In order for the executives to be entitled to receive the Matching 2020 award at the end of the three-year cycle, they must meet all of the conditions below: ▪ They must have acquired the Shares (via purchase conducted by Vale and/or via use of vested Shares - see 4 Shares Acquisition Process) in accordance with the amount established and communicated by HR, and maintained in full and under his/her ownership during three years, until the payment date; They may not have sold and/or transferred30 (total or partially) the Matching Shares during the three years, until the payment date; ▪ ▪ Transactions involving derivatives, which set up position sold in Vale Shares, and share renting to third parties related to any shares issued by Vale that the executive holds, even if purchased outside the program, as long as they are an active participant of the program are also prohibited (since the purpose of Matching is the executive's exposure and alignment to the shares issued by Vale throughout the cycle). Any noncompliance with this rule will be subject to consequences provided for in Vale's Code of Conduct. 6.2. Matching Award Payment at the End of the Cycle At the end of the cycle in 2024, participants who are eligible for the Matching 2020 award will receive by Vale the same number of Shares (1: 1 in shares) initially acquired, and also including the income tax (gross-up) 31. 29 In case of incorrect payments, Vale reserves the right to make the necessary corrections. 30 In case of repatriation, expatriation and another international movement related to Vale, the transfer of Shares is allowed as long as participants use both official plan administrators. In case of total transfer (of all ADRs) to Brazil the fractional shares with Solium must be kept with Solium or sold by the participant at the participant’s expense and will not be eligible for the Matching award. 31 Except for local employees in China whose awards will be made in cash with an amount corresponding to: : (i) the same number of shares acquired initially; or (ii) If the purchase price of March 29, 2021 is higher than the purchase price of March 23, 2020 the 10

Matching Manual | 2020 Cycle Human Resources The Shares issued for the award will be credited to the participant's account in the official program administrators (Ágora and Solium), either through acquisition in the market or through the use of Treasury shares, must respect the authorized plan administrator according to the executive's location at the time of payment (see 3.2 Registration Process in the Plan Administrators), regardless of the location in which the executive was at the beginning of the program.The area/company responsible for the executive’s costs at the time of the award will be responsible for the payment of his/her Matching 2020 award32. 6.3. Early Payment During the Cycle The conditions below outline the treatment for participants who leave Vale before the end of the 2020 cycle: Resignation or Termination with Cause The executive will not be eligible for the award or any payment provided by the program. In this case, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources33. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive after the resignation or termination with cause. Termination without cause, Retirement, or Mutual Agreement The executive will receive his/her award in cash, by the time of the termination/retirement or according to their termination letter and pro-rated by the number of months worked for Vale during the 2020 cycle. The area/company responsible for the executive’s costs at the time of the termination/retirement will be responsible for the payment of his/her Matching 2020 award34. After the termination/retirement, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources35. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive after the termination. Expatriation or repatriation The executive will receive a partial award in cash, at the time of his expatriation or repatriation, pro-rated according to the number of months worked for Vale during the 2020 cycle (calculated from the official start date of the 2020 cycle, or from the last partial award payment triggered by previous expatriations or repatriations that occurred after the official 2020 cycle start date ). award will consider the number of shares that the executive would have bought on March 23, 2020 plus the difference that the employee didn’t purchase in March 29, 2021. 32 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 33 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account. 34 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 35 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account. 11

Matching Manual | 2020 Cycle Human Resources The area/company responsible for the executive’s costs at the time of the expatriation / repatriation will be responsible for the payment of his/her Matching 2020 award36. After the payment, the number of shares paid out will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources37. The remaining share balance will continue to be linked to the 2020 Cycle and will be eligible for the normal award in 2024. Important Note: After this early payment, the executive will continue participating in the 2020 Matching program with the number of shares remaining, that is, with the number of shares that were not the target of this early payment. Death or Retirement due to Long-Term Disability The executive or his/her legal heirs will receive the full 2020 cycle reward, in cash, based on the number of Shares purchased at the beginning of the cycle. The area/company responsible for the executive’s costs at the time of the termination/retirement will be responsible for the payment of his/her Matching 2020 award38. At this moment, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s or legal heirs’ decision, since they were acquired based on his/her own resources39. Costs of the portfolio administration, if applicable, will be the full responsibility of the executive or the legal heirs, after the termination. Executives from Associated or Subsidiary Companies that Undergo Change of Control or Divestiture Participants from associated or subsidiary companies (see Appendix A: Participating Companies List) that undergo Change of Control or Vale´s divestiture, will receive the award in cash and pro-rated by the number of months worked for the associated/subsidiary company during the cycle until the Change of Control or Vale´s divestiture (while on Vale’s control). The area/company responsible for the executive’s costs at the time of the Change of Control or divestiture will be responsible for the payment of his/her Matching 2020 award40. At this moment, the Shares purchased will no longer be linked to the program and, therefore, can be sold or kept as the executive’s decision, since they were acquired based on his/her own resources41. Costs of 36 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 37 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account. 38 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 39 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through SAFE account. 40 The amount to be disbursed by the companies must be budgeted and accrued by the companies themselves, according to the guidelines of the applicable budget cycles. 41 After leaving Vale, all local employees in China must close their account at Solium within 6 months (maximum). All sales, transfers, and transactions must be done through the SAFE account. 12

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the portfolio administration, if applicable, will be the full responsibility of the executive after the effective date of termination.

Summary Table of Early Payment During the Cycle[42]

Table 6.3: Summary of conditions for early payment

Condition for early payment	Eligible for the award	Reference date for the calculation	Pro-rata for the calculation	Time of the award payment	Resp. for the award costs	Resp. for the mgmt and portfolio costs
Resignation or termination with cause	No	--	--	--	--	Executive
Termination without cause, retirement or mutual agreement	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle	Follow local laws and practices and pay, preferably, with the other termination payments	Area/company responsible for the employee's costs on the condition date	Executive
Expatriation or Repatriation	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle	Follow local laws and practices and pay, preferably, with the other final payments	Area/company responsible for the employee's costs on the condition date	Executive
Death or retirement due to long-term disability	Yes, in cash	Last business day of the month preceding the date of the condition	Full	Follow local laws and practices and pay, preferably, with the other termination payments	Area/company responsible for the employee's costs on the condition date	Executive or legal heirs
Change of Control or Vale´s divestiture	Yes, in cash	Last business day of the month preceding the date of the condition	Number of months worked in the cycle in the company, until the change of control/ divestiture	Preferably, on the 1st pay after the change of control/divestiture, as established in the change of control/ divestiture contracts	Area/company responsible for the employee's costs on the condition date	Executive

6.4. Virtual Dividends Payment

In the event of payment of dividends by Vale, executives participating in the 2020 Matching cycle will be entitled to the "Matching Virtual Dividends" which is an amount of money relative to the number of shares executives will be entitled to as an award at the end of the cycle, equivalent to and of the **same net amount** per share of dividends paid to Vale´s shareholders. The net amount will be calculated based on the dividends amount per Share and on the number of Shares that will be award in 2024.

Executives will receive the amount in cash upon deposit at the same time as the payment of dividends and in the same currency that they receive their salary through the regular process of the local payroll. Currency conversions required to calculate the amount to be paid will be made according to the method indicated in Appendix D: Methodology for Currency Conversion.

[42] Employees based in Canada, United States and United Kingdom should refer to the 2020 Addendum to Matching Program Manual.

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13

Matching Manual | 2020 Cycle Human Resources The company's direction responsible for the executive's personnel costs at the time of paying the Virtual Dividend will be responsible for disbursing this payment43. 7. Employees with Special Work Conditions44 Employees who are away or on leave of absence, fixed term contracts, expatriates/repatriated, and granted or transferred to other group companies, should be treated according to their location rules. See below some particularities for expatriate/repatriated and executives transferred to other companies. Expatriates or Repatriated Employees (Participating companies) For these cases, Global Mobility rules prevail and should be consulted. The responsibility for tracking and managing Matching for the eligible expatriates or repatriates will be the local HR (Host Country HR for expatriates; Home Country HR for repatriated). If the participant is transferred during the cycle, his/her Shares (including shares obtained via dividends) can remain in the previous administrator - there is no need to transfer them to the other location45. Regarding the award, the rules described in 6.3 Early Payment During the Cycle must be observed. Employees working in China at the award moment, will receive the award in cash according to the rules of that location (see 6.2. Matching Award Payment at the End of the Cycle). Executives Transferred to Other Companies of the Vale’s System In case of employees transferring to another Vale’s company after the beginning of the cycle, with corresponding transfer of contractual obligations, the executive will continue to participate in the 2020 cycle. Payments related to the time worked before the transfer, if applicable, must be made by the destination company. If with the transfer a change of country occurs, the same rules will apply as in the case of expatriations / repatriations (see 6.3 Early Payment During the Cycle). Executive Directors In case of termination or termination of the employment contract without contract renewal prior to the end of the cycle, the award amount will be calculated pro-rated to the number of months worked in the 2020 cycle and officially paid at the vesting date of the 2020 cycle and as the performance results calculated at the close date. The executive will not be entitled to the amount related to Matching Virtual Dividends that is paid after the date of termination or termination of the Employment Contract. 43 The amount to be disbursed by the respective direction of the companies must be budgeted and accrued by them, according to the guidelines of the applicable budget cycles. 44 If, during the cycle, any executives turn on leave to investigation of facts related to lawsuits and police or prosecutorial inquiries may have their eligibility suspended and the payment of awards postponed until the return of the executive and, if facts are found that constitute a just cause for the termination of the contract, the payment postponed will not be due to the executive. 45 With the exception of expatriates from Brazil who declare tax domicile outside this country. They must transfer their shares to the official brokerage of the Program outside Brazil. 14

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8. Key Dates of 2020 Cycle

Table 8: Key dates of 2020 cycle.

#	Date	Brief description of the event
01	February 11 to 26, 2021[46]	▪ Period for executive to formalize the enrollment option for 2020 cycle
02	March 04 to 16[47], 2021	▪ Period for financial contributions
03	March 29, 2021	▪ Official date for the beginning of 2020 Matching cycle ▪ Date of the Shares purchase in the market
04	March 31 to April 02, 2021	▪ Period for the executive to authorize Vale to purchase the share difference (in case of insufficient vested shares)
05	April 07, 2021	▪ Date of the second Share purchase in the market (in case of insufficient vested shares)
06	March 30 to April 09, 2021	▪ Period for restricting vested shares
07	April 09 to 16,2021	▪ Period for financial contributions (related to the second Shares purchase)
08	March, 2024	▪ End of the cycle, with the award payment for the eligible employees

Important note:

The dates established above may be changed, and in this case, will be previously communicated by Vale to the participants. It is the responsibility of the Matching program participants to always observe the terms of Vale's Securities Trading Policy.

CONFIDENTIAL

[46] Eligible employees may change their enrollment decision until the program official registration in the commissions (SEC and CVM).

[47] For Chinese employees working in China, the period will end on March 12th, 2021. Those employees will have the option to have the discounted from AIP payment.

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Matching Manual | 2020 Cycle Human Resources Appendix A: Participating Companies List Below is the list of the associated/subsidiary companies whose employees may be eligible to participate in the 2020 Matching, as well as the countries where they are located and the respective HR teams. Important notes: The information of the table below is subject to change during the cycle. It is the participant’s responsibility to remain informed about any changes through local HR. The following list indicates the companies that may have eligible employees. It does not mean that all the executives from these companies will be eligible. Table A: List of subsidiary and associated companies whose employees may be eligible to the 2020 cycle. Middle East Africa, Asia Pacific, Europe & Middle East 2 Vale Minerals China Co. Ltd CHINA 16 3Vale Nickel (Dalian) Co. LtdCHINABase Metals #CompanyCountryHR Responsible 1Vale Metals (Shanghai) Co., LtdCHINAAfrica, Asia Pacific, Europe &

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Appendix B: Eligible Employees Placement Distribution

Table B: Eligible employees placement distribution based on the total eligible team.

# Potential participants (Gr. A + Gr. B)	Max. number to place in Gr. A
1	1
2	1
3	1
4	2
5	2
6	2
7	3
8	3
9	3
10	3
11	4
12	4
13	4
14	5
15	5
16	5
17	6
18	6
19	6
20	6
21	7
22	7
23	7
24	8
25	8
26	8
27	9
28	9
29	9
30	9
31	10
32	10
33	10
34	11
35	11
36	11
37	12
38	12
39	12
40	12
41	13
42	13
43	13
44	14
45	14
46	14
47	15
48	15
49	15
50	15
51	16
52	16
53	16
54	17
55	17
56	17
57	18
58	18
59	18
60	18
61	19
62	19
63	19
64	20
65	20
66	20
67	21
68	21
69	21
70	21
71	22
72	22
73	22
74	23
75	23
76	23
77	24
78	24
79	24
80	24
81	25
82	25
83	25
84	26
85	26
86	26
87	27
88	27
89	27
90	27
91	28
92	28
93	28
94	29
95	29
96	29
97	30
98	30
99	30
100	30

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Matching Manual | 2020 Cycle Human Resources Appendix C: Registration Regularization in the Plan Administrators Ágora Investimentos - New executives account creation Participants who receive the fixed salary in Brazil and don’t have an account in the Ágora Investimentos should access the website https://cadastro.agorainvest.com.br/ and inform the following data: (i) Access data; (ii) Personal Data; (iii) Financial Data; (iv) Residential Data; and (v) Additional Data. Ágora Investimentos - Update of executives already registered Participants who receive the fixed salary in Brazil and already have an account in the Ágora Investimentos must update the data every 2 years to keep participating in Matching. For that, those whose registration has been carried out or revalidated 2 years or more, must access the broker's website (www.agorainvestimentos.com.br) using their CPF, password and birth date. After the access, position the mouse in the upper right corner where is your name and Ágora code appears, access “Registration Data” and later “Personal Data”, validating the old data and updating the new data. Questions should be clarified directly with Bradesco (stockoption@agorainvestimentos.com.br or Stock Options Telephone: (11) 2178-6530 and (11) 2178-6323; Operations Telephone (only for stock sale and purchase): 3003-7640. Solium Capital - New executives account creation Participants who receive the fixed salary outside Brazil (including international designation) and don’t have an account should contact the local HR and provide the necessary information to create the account. In addition, it’s necessary to complete the W-8BEN Form (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) regarding the income statement in case of dividends payment or Shares sales. If it is not completed, the participant may be subject to taxes, which are his/her responsibility. The filling of this form must be done online, directly in the Solium system (solium.com). Other forms may be required, depending on the legal requirements of each country. Solium Capital - Update of executives already registered If it is necessary to update the account information, the executive should contact Local HR and request the change. Eventually, Solium may request to update the account (if applicable). Questions related to the required documentation, or Shares sales, should be clarified directly with Solium Capital, by calling +1-403-515-3909 or by e-mail help@solium.com. Important note: Leaders living abroad who have tax registration in Brazil (CPF) should pay special attention to ensure the information registered with the plan administrator accurately reflects the current status of the tax situation with the Brazilian treasury department, i.e. resident or non-resident. Any discrepancy may cause tax implications to the participant. 18

Matching Manual | 2020 Cycle Human Resources Appendix D: Methodology for Currency Conversion For executives that are outside Brazil and with a reference currency other than USD (currency in which the Share is traded outside Brazil), it is necessary to convert the reference currency to USD currency or vice versa. To do so, the methodology described below (according to each case) will be used, considering the official website http://www.oanda.com/ and using the internationally recognized rounding rules, with two decimal places in all values. For the Beginning of the Cycle ▪ Reference date for calculation: February 26, 2021 (last business day of the month prior to the official month of the 2021 cycle beginning); Reference currency: currency in which the executive received his/her base salary on 12/31/2020 and/or currency in which the executive made the financial contribution in Vale's bank account; Method of conversion: bid rate on the reference date; Applicability: calculation of the following amounts - participant Reference Value, amount to be contributed by the participant and value to be considered for the purchase of Shares in the market (when / if applicable). ▪ ▪ ▪ For Payment at the End of the Cycle ▪ Reference date for calculation: official end date of the cycle (to be previously established and communicated to participants in the same year of payment); Reference currency: currency in which the executive receives his/her base salary at Vale; Method of conversion: bid rate on the reference date; Applicability: calculation of the amounts to be paid to the participants as awards for the Matching 2020 program. ▪ ▪ ▪ For Early Payment (before the end of the cycle) ▪ Reference date for calculation: last day of the month preceding the condition date (according to 6.3 Early Payment During the Cycle); Reference currency: currency in which the executive received his/her last base salary at Vale; Method of conversion: simple average of bid rates of the month preceding the condition date; Applicability: calculation of the amounts to be paid on the termination, to participants who leave Vale before the end of the cycle or calculation of the amount to be paid on the beginning or end of a expatriation period (see 6.3 Early Payment During the Cycle). ▪ ▪ ▪ For Virtual Dividends Payment ▪ ▪ ▪ ▪ Reference date for calculation: Dividends payment date in Brazil; Reference currency: currency in which the executive receives his/her base salary at Vale; Method of conversion: bid rate on the reference date; Applicability: calculation of the amounts to be paid to participants as Virtual Dividends for the Matching 2020 program (see 6.3 Early Payment During the Cycle). 19

Matching Manual | 2020 Cycle Human Resources Appendix E: Methodology for Share Price Calculation For the Beginning of the Cycle The Price to calculate the number of Shares required in the 2020 cycle will be the Purchase price (B3 S.A. for executives in Brazil, and NYSE for executives outside Brazil) on March 29th , 2021. For participants in Brazil, the price will be in Reais (VALE3) and for participants outside Brazil, the price will be in US Dollars (VALE). Internationally recognized rounding rules, with two significant decimal places, should be considered in all values. For Payment at the End of the Cycle For the award of executives eligible for payment, the actual average purchase price of Matching's shares in the market, on the official award day of the cycle, shall be used in 2024 and / or closing Share price of the last business day prior to the award date if Vale´s Treasury Shares are used for the award. Internationally recognized rounding rules, with two significant figures, should be considered in all values. For Early Payment (before the end of the cycle) In the case of payment before the end of the cycle, the price to be used in the calculation shall be established based on the following: ▪ Reference date for calculation: last day of the month preceding the condition date (according to 6.3 Early Payment During the Cycle); Period: 60 last trading sessions prior to the reference date; Method of calculation: average of the share price weighted by the volume of Shares traded, in each of the trading sessions. ▪ ▪ The trading sessions dates and the type of the Share shall be in accordance with the participant’s location on the condition date. Internationally recognized rounding rules, with two significant decimal places, should be considered in all values. 20

CGSH draft of Februar y 15, 202 1 As filed with the Securities and Exchange Commission on [•], 2021 Registration No. 333-223718 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 POST-EFFECTIVE AMENDMENT NO.3 TO FORM S-8 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Vale S.A. (Exact name of registrant as specified in its charter) The Federative Republic of Brazil (State or other jurisdicti on of incorporation or organization) Not Applicable (I.R.S. Employer Identification No.) Praia de Botafogo 186 - offices 701-1901 -Botafogo Rio de Janeiro, RJ, Brazil (Address of Principal Executi ve Offices) 22250-145 (Zip Code) Matching Program 2021 Cycle 2020 Cycle for China (Full Title of the plan) Vale Americas Inc. 140 E. Ridgewood Avenue, Suite 415 South Tower, Paramus, New Jersey 07652 (Name and address of agent for service) (416) 687-6041 (Telephone number, including area code, of agent for service)

with copies to: Nicolas Grabar Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of"l arge accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 1 2b-2 of the Exchange Act. Large accelerated filer !Bl Non-accelerated filer 0 Accelerated filer 0 Smaller reporting company 0 Emerging growth company 0

EXPLANATORY NOTE This Post-Effective Amendment No. 3 relates to the Registration Statement on Form S-8 (File No. 333-223718) (the "Registration Statement") of Vale S.A. (the "Registrant"), which was filed with the U.S. Securities and Exchange Comm ission on March 16,2018. The Registration Statement registered 5,000,000 common shares ofthe Registrant 's stock (the "Shares"), to be offered pursuant to its Matching Program 2018 Cycle. On April 2, 2019, the Registrant filed with the Securities and Exchange Commission a Post-Effective Amendment No. I to the Registration Statement No. 333-223718 in order to reflect the amended terms of an additional plan cycle, the Vale Matching Program 2019 Cycle. On March 3, 2020, the Registrant filed with the Securities and Exchange Commission a Post-Effective Amendment No. 2 to the Registration Statement No. 333-223718 in order to reflect the amended terms of an additional plan cycle, the Vale Matching Program 2020 Cycle. The purpose of this Post-Effective Amendment No.3 is to amend the Registration Statement to reflect the terms of additional plan cycles, the Matching Program 2020 Cycle for China (the "2020 Cycle for China") and the Matching Program 2021 Cycle (the "2021 Cycle"). Under the 2020 Cycle for China and the 2021 Cycle, as in prior cycles, Shares will be offered to certain eligible employees, subject to the satisfaction of applicable vesting conditions, in connection with those em ployees' own purchase of Shares. No additional securities are being registered hereby.

Part II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT Item 8. Exhibits. The following exhibits are filed herewith or incorporated herein by reference: Exhibit number Document 4.7 Vale Matching Program 2020 Cycle for China 4.8 Vale Match ing Program 2021 Cycle 24 Power of Attorney, incorporated herein by reference to Exhibit 24 to our Registration Statement on Form S-8 (No. 333-22371 8), filed with the SEC on March 16, 2018

SIGNATURES Pursuant to the requirements of the Securities Act, Vale certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, State of Ri o de Janeiro, Brazil on , 2021.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below on , 2021, in respect of Vale. TITLE Chief Executive Officer CbiefFinancial Officer Vale Americas Inc. Authorized Representative of Vale S.A. in the United States * By: ---!-rP-'c:-""-n--A j Chairman of the Board of Directors * Fernando Jorge Buso Gomes Vice-Chairman * Marcel Juviniano Barros Director * Toshiya Asahi Director * Oscar Augusto de Camargo Filho Director * Lucio Azevedo Director Director Director Murilo Cesar Lemos dos Santos Passos Director Marcelo Gasparino da Silva Director

Eduardo de Oliveira Rodrigues Filho Director Sandra Maria Guerra de Azevedo Director Isabella Saboya de Albuquerque Director J0 {L; *By: Name: Title: Luciano Siani Pires Attorney-in-Fact

EXHIBIT INDEX Exhibit number Document 4.7 Vale Matching Program 2020 Cycle for China 4.8 Vale Matching Program 2021 Cycle 24 Power of Attorney, incorporated herein by reference to Exhibit 24 to our Registration Statement on Form S-8 (No. 333-22371 8), filed with the SEC on March 16, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 26, 2021		Head of Investor Relations